Exhibit 99.1

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022

AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND DECEMBER 31, 2022

AND FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share data)

	September 30,	December 31,
	2023	2022

ASSETS
Current Assets
Cash and cash equivalents	$1,971	$49,945
Short term interest-bearing bank deposits	28,527	299
Prepaid expenses and other receivables	1,343	2,086
Total Current Assets	31,841	52,330

Non-Current Assets
		-
Property and equipment, net	9,387	9,875
Other assets	5,708	5,437
Total Non-Current Assets	15,095	15,312

TOTAL ASSETS	$46,936	$67,642

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$794	$1,948
Accrued expenses and other liabilities	3,545	4,659
Total Current Liabilities	4,339	6,607

Non-Current Liabilities
Other long-term liabilities	3,818	4,194
Total Non-Current Liabilities	3,818	4,194

Commitments and Contingent Liabilities

TOTAL LIABILITIES	8,157	10,801

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.4 par value:
Authorized: 45,000,000 shares as of September 30, 2023 and December 31, 2022;
Issued and outstanding: 18,598,555 and 18,421,852 as of September 30, 2023 and December 31, 2022;	2,137	2,117
Additional paid in capital	138,539	136,648
Foreign currency translation adjustments	1,101	1,101
Accumulated deficit	(102,998)	(83,025)
TOTAL SHAREHOLDERS’ EQUITY	38,779	56,841
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$46,936	$67,642

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND LOSS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2023	2022	2023	2022

Revenues	$-	$-	$-	$-

Operating expenses:
Research and development expenses	4,349	4,201	14,560	12,993
General and administrative expenses	1,279	1,476	4,500	4,959
	5,628	5,677	19,060	17,952

Operating loss	(5,628)	(5,677)	(19,060)	(17,952)

Other expenses, net	(335)	(56)	(913)	(5,919)

Net loss	(5,963)	(5,733)	(19,973)	(23,871)

Basic & diluted loss per share	$(0.32)	$(0.31)	$(1.08)	$(1.30)
Weighted average number of shares outstanding	18,597,313	18,391,929	18,566,383	18,379,062

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional paid in	Currency translation	Accumulated
	Shares	Amount	capital	reserve	deficit	Total

Balance as of December 31, 2022	18,421,852	$2,117	$136,648	$1,101	$(83,025)	$56,841
Changes during the three months period ended March 31, 2022:
Restricted stock units vested	34,295	3	(3)	-	-	-
Issuance of shares for cash consideration of $470 net of $152 issuance costs	110,115	13	305	-	-	318
Stock based compensation	-	-	633	-	-	633
Net loss	-	-	-	-	(7,218)	(7,218)
Balance as of March 31, 2023 (unaudited)	18,566,262	2,133	137,583	1,101	(90,243)	50,574
Changes during the three months period ended June 30, 2023:
Issuance of shares for cash consideration of $43 net of $1 issuance costs	14,056	2	40	-	-	42
Restricted stock units vested	8,821	1	(1)	-	-	-
Stock based compensation	-	-	511	-	-	511
Net loss	-	-	-	-	(6,792)	(6,792)
Balance as of June 30, 2023 (unaudited)	18,589,139	2,136	138,133	1,101	(97,035)	44,335
Changes during the three months period ended September 30, 2023:
Restricted stock units vested	9,416	1	(1)	-	-	-
Stock based compensation	-	-	407	-	-	407
Net loss	-	-	-	-	(5,963)	(5,963)
Balance as of September 30, 2023 (unaudited)	18,598,555	$2,137	$138,539	$1,101	$(102,998)	$38,779

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

			Additional	Currency
	Ordinary Shares		paid in	translation	Accumulated
	Shares	Amount	capital	reserve	deficit	Total

Balance as of December 31, 2021	18,331,507	$2,107	$133,796	$1,101	$(51,965)	$85,039

Changes during the three months period ended March 31, 2022:
Restricted stock units vested	34,295	4	(4)	-	-	-
Exercise of options	7,625	1	49	-	-	50
Stock based compensation	-	-	788	-	-	788
Net loss	-	-	-	-	(8,225)	(8,225)
Balance as of March 31, 2022 (unaudited)	18,373,427	2,112	134,629	1,101	(60,190)	77,652

Changes during the three months period ended June 30, 2022:
Exercise of options	7,625	1	49	-	-	50
Stock based compensation	-	-	697	-	-	697
Net loss	-	-	-	-	(9,913)	(9,913)
Balance as of June 30, 2022 (unaudited)	18,381,052	2,113	135,375	1,101	(70,103)	68,486

Changes during the three months period ended September 30, 2022:
Restricted stock units vested	23,051	2	(2)	-	-	-
Exercise of options	7,625	1	49	-	-	50
Stock based compensation	-	-	471	-	-	471
Net loss	-	-	-	-	(5,733)	(5,733)
Balance as of September 30, 2022 (unaudited)	18,411,728	$2,116	$135,893	$1,101	$(75,836)	$63,274

*	Less than $1

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	For the nine months ended September 30,
	2023	2022
Cash flows from operating activities
Net (loss)	$(19,973)	$(23,871)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	635	556
Non-cash operating lease expenses	650	625
Share-based compensation	1,551	1,955
Loss on marketable securities and short-term bank deposits	1,728	1,987
Changes in operating asset and liability items:
Decrease in prepaid expenses and other receivables	346	762
Decrease in accounts payable trade	(1,154)	179
Decrease in accrued expenses and other liabilities	(1,162)	(400)
Operating lease liabilities	(867)	(928)
Net cash used in operating activities	(18,246)	(19,135)

Cash flows from investing activities
Purchase of property and equipment	(229)	(5,541)
Proceeds from sale of property and equipment	82	-
Investment in short-term interest bearing bank deposits	(30,244)	-
Release of short-term interest bearing bank deposits	288	10,000
Purchases of marketable securities	-	(1,608)
Proceeds from sales of marketable securities	-	62,549
Net cash (used in) provided by investing activities	(30,103)	65,400

Cash flows from financing activities
Proceeds from issuance of shares, net	360	-
Proceeds from exercise of options	-	150
Net cash provided by financing activities	360	150

Increase (decrease) in cash and cash equivalents	(47,989)	46,415
Cash and cash equivalents - beginning of period	50,357	11,636
Cash and cash equivalents - end of period	$2,368	$58,051

Supplemental disclosures of cash flow information:
Cash paid for taxes	$-	$-
Cash paid (received) for interest, net	$(755)	$(258)

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2023 (UNAUDITED)

NOTE 1 - GENERAL

a.	Enlivex Therapeutics Ltd. (including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”) is a clinical-stage macrophage reprogramming immunotherapy company originally incorporated on January 22, 2012 under the laws of the State of Israel.

The Company is developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of certain diseases, which include solid tumors, sepsis and others.

AllocetraTM is based on the discoveries of Professor Dror Mevorach, an expert on immune activity, macrophage activation and clearance of dying (apoptotic) cells, in his laboratory in the Hadassah University Hospital located in the State of Israel.

The Company’s ordinary shares, par value of NIS 0.40 per share (“Ordinary Shares”), are traded under the symbol “ENLV” on both the Nasdaq Capital Market and on the Tel Aviv Stock Exchange.

b.	Financial Resources

The Company devotes substantially all of its efforts toward research and development activities and raising capital to support such activities. The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding before the Company achieves sustainable revenues and profit from operations.

Research and development activities have required significant capital investment since the Company’s inception. The Company expects that its operations will require additional cash investment to pursue the Company’s research and development activities, including preclinical studies, formulation development, clinical trials and related drug manufacturing. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company has incurred net losses since its inception, and, as of September 30, 2023, had an accumulated deficit of $102,998 thousand.

The Company expects to continue to incur losses for at least the next several years, and the Company will need to raise additional debt or equity financing or enter into partnerships to fund its development. If the Company is not able to achieve its funding requirements, it may be required to reduce discretionary spending, may not be able to continue the development of its product candidates or may be required to delay its development programs, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. There can be no assurances that additional financing will be secured or, if secured, will be on favorable terms. The ability of the Company to transition to profitability in the longer term is dependent on developing products and product revenues to support its expenses.

The Company’s management and board of directors (the “Board”) are of the opinion that the Company’s current financial resources will be sufficient to continue the development of the Company’s product candidates for at least twelve months from the date of filing of these financial statements on Form 6-K. The Company may determine, however, to raise additional capital during such period as the Board deems prudent. The Company’s management plans to finance its operations with issuances of the Company’s equity securities and, in the longer term, revenues. There are no assurances, however, that the Company will be successful in obtaining the financing necessary for its long-term development. The Company’s ability to continue to operate in the long term is dependent upon additional financial support.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated financial statements include the accounts of the Company and have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been made.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2023 (UNAUDITED)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements and notes thereto included in the Company’s 2022 Annual Report on Form 20-F, as filed with the SEC on April 10, 2023. The results of operations for the interim periods presented herein are not necessarily indicative of the operating results for any future period. The December 31, 2022 financial information has been derived from the Company’s audited financial statements.

Use of Estimates

The preparation of interim financial statements in conformity with U.S. GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts in the consolidated balance sheets and statements of operations, it also requires that management exercise its judgment in applying the Company’s accounting policies. On an ongoing basis, management evaluates its estimates, including estimates related to its stock-based compensation expense and implicit interest rate on new lease liabilities. Significant estimates in these interim financial statements include estimates made for accrued research and development expenses and stock-based compensation expenses.

Functional Currency and Translation to The Reporting Currency

The functional currency of the Company is the U.S. dollar because the U.S. dollar is the currency of the primary economic environment in which the Company operates and expects to continue to operate in the foreseeable future.

Balances related to non-monetary assets and liabilities are based on translated amounts as of the date of the change, and non-monetary assets acquired and liabilities were translated at the approximate exchange rate prevailing at the date of the transaction. Transactions included in the statement of income were translated at the approximate exchange rate in effect at the time of the applicable transaction.

1 U.S. dollar = 3.824 NIS and 3.519 NIS as of September 30, 2023 and December 31, 2022, respectively.

The U.S. dollar increased against the NIS: 3.35%, 8.66%, 1.23% and 13.92% in the three and nine month periods ended September 30, 2023 and 2022, respectively.

Recently Adopted Accounting Standards

During the nine months ended September 30, 2023, the Company was not required to adopt any recently issued accounting standards.

Recently Issued Accounting Pronouncements Not Yet Adopted

The Company has evaluated other recently issued accounting pronouncements and does not currently believe that any of these pronouncements will have a material impact on its condensed consolidated financial statements and related disclosures.

Significant Accounting Policies

There have been no material changes to the significant accounting policies previously disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022.

Marketable Securities.

The Company has an investment policy that includes guidelines on acceptable investment securities, minimum credit quality, maturity parameters, and concentration and diversification. The Company from time-to-time invests a portion of its excess cash in mutual funds that are classified based on the nature of their underlying securities and their availability for use in current operations. The Company’s marketable equity securities are measured at fair value with gains and losses recognized in other expense, net.

Net (loss) realized on equity securities for the nine month period ended September 30, 2022 was $(1,982) thousand. No gain or (loss) was recognized for the three months ended September 30, 2022 or for the nine months ended September 30, 2023.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2023 (UNAUDITED)

NOTE 3 – CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	September 30,	December 31,
(in thousands)	2023	2022

Cash held in banks	$1,716	$2,123
Bank deposits in U.S.$ (annual average interest rates 5.9%% and 0.1%)	255	47,822
Total cash and cash equivalents	1,971	49,945
Restricted cash – current – Prepaid expenses and other receivables	113	113
Restricted cash – noncurrent – Other assets	284	299
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$2,368	$50,357

NOTE 4 – SHORT TERM INTEREST-BEARING BANK DEPOSITS

	September 30,	December 31,
(in thousands)	2023	2022

Bank deposits in U.S.$ (annual average interest rates 6.06% and 0.3%)	$6,213	$299
Bank deposits in NIS (annual average interest rates 4.43%)	22,314	-
Total short-term deposits	$28,527	$299

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2023 (UNAUDITED)

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following:

	September 30,	December 31,
(in thousands)	2023	2022

Cost:
Laboratory equipment	$2,843	$2,851
Computers	364	276
Office furniture & equipment	249	249
Leasehold improvements	8,672	8,606
	12,128	11,982
Accumulated depreciation:
Laboratory equipment	1,817	1,432
Computers	264	203
Office furniture & equipment	38	28
Leasehold improvements	622	444
	2,741	2,107
Depreciated cost	$9,387	$9,875

Depreciation expenses for the three and nine month periods ended September 30, 2023 and 2022 were $213, $635, $192 and $556 thousand, respectively.

NOTE 6 – OTHER ASSETS

	September 30,	December 31,
(in thousands)	2023	2022

Restricted cash	$284	$299
Long-term prepaid expenses	512	113
Right-of-Use assets, net	4,912	5,025
	$5,708	$5,437

NOTE 7 – ACCRUED EXPENSES AND OTHER LIABILITIES

	September 30,	December 31,
(in thousands)	2023	2022

Vacation, convalescence and bonus accruals	$372	$759
Employees and payroll related	459	539
Short term operating lease liabilities	701	653
Accrued expenses and other	2,013	2,708
	$3,545	$4,659

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2023 (UNAUDITED)

NOTE 8 – LEASES

The Company is a party to operating leases for its corporate offices, laboratory space and vehicles. The Company’s real property operating leases have remaining lease terms of up to 5 years, some of which include options to extend the leases for up to five years.

	For the nine months ended September 30,
(in thousands)	2023	2022

The components of lease expense were as follows:
Operating leases expenses	$778	$773
Supplemental consolidated cash flow information related to operating leases follows:
Cash used in operating activities	$700	$624
Non-cash activity:
Right of use assets obtained in exchange for new operating lease liabilities	$569	$182

	September 30,	December 31,
(in thousands)	2023	2022
Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:
Other assets - Right-of-Use assets	$6,932	$6,445
Accumulated amortization	2,020	1,420
Operating lease Right-of-Use assets, net	$4,912	$5,025
Lease liabilities – current - Accounts payable and accrued liabilities	$701	$653
Lease liabilities – noncurrent	3,818	4,194
Total operating lease liabilities	$4,519	$4,847
Weighted average remaining lease term in years	6.85	7.6
Weighted average annual discount rate	3.4%	3.4%
Maturities of operating lease liabilities as of September 30, 2023, were as follows:

2023(after September 30)	$218
2024	775
2025	803
2026	678
2027	637
2028 and onwards	2,077
Total undiscounted lease liability	5,188
Less: Imputed interest	(669)
Present value of lease liabilities	$4,519

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2023 (UNAUDITED)

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company is required to pay royalties to the State of Israel (represented by the Israeli Innovation Authority (the “IIA”)), computed on the basis of proceeds from the sale or license of products for which development was supported by IIA grants. These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the dollar) received by the Company plus accrued interest.

The gross amount of grants received by the Company from the IIA, including accrued interest as of September 30, 2023, was approximately $9.7 million. As of September 30, 2023, the Company had not paid any royalties to the IIA.

NOTE 10 – EQUITY

All Company warrants are classified as a component of shareholders’ equity because such warrants are free standing financial instruments that are legally detachable, separately exercisable, do not embody an obligation for the Company to repurchase its own shares, and permit the holders to receive a fixed number of Ordinary Shares upon exercise, requires physical settlement and do not provide any guarantee of value or return.

	Number of Warrants	Weighted average exercise price
Outstanding January 1, 2023	202,251	$23.31
Outstanding and exercisable September 30, 2023	202,251	$23.31

Composed of the following:

Number of Warrants	Exercise Price Per Share	Issuance date	Expiration date
22,750	$10	February 26, 2020	February 24, 2025
160,727	$25	February 12, 2021	February 9, 2026
18,774	$25	February 17, 2021	February 9, 2026
202,251

NOTE 11 – SHARE-BASED COMPENSATION

a)	As of September 30, 2023, 5,028,704 Ordinary Shares were authorized for issuance to employees, directors and consultants under the 2019 Equity Incentive Plan, of which 1,328,912 shares were available for future grant.

b)	The following table contains information concerning options granted under the existing equity incentive plans:

	For the three months ended September 30,
	2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	2,915,493	$5.84	2,388,997	$5.95
Forfeited and expired	(14,108)	$11.53	(3,750)	$5.21
Exercised	-	$-	(7,625)	$6.49
Outstanding at end of period	2,901,385	$5.82	2,377,622	$5.95
Exercisable at end of period	2,110,072	$5.66	1,787,448	$5.14

Non-vested at beginning of period	825,115	$6.27	660,374	$7.59
Vested	(21,318)	$12.43	(66,638)	$7.55
Forfeited	(12,484)	$12.33	(3,562)	$5.24
Non-vested at the end of period	791,313	$6.01	590,174	$7.60

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2023 (UNAUDITED)

NOTE 11 – SHARE-BASED COMPENSATION (Cont.)

	For the nine months ended September 30,
	2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	2,939,434	$5.85	2,142,547	$6.02
Granted	-	$-	264,700	$5.48
Forfeited and expired	(38,049)	$8.76	(6,750)	$5.27
Exercised	-	$-	(22,875)	$6.49
Outstanding at end of period	2,901,385	$5.82	2,377,622	$5.95
Exercisable at end of period	2,110,072	$5.66	1,787,448	$5.14

Non vested at beginning of period	986,005	$6.46	529,082	$8.69
Granted	-	$-	264,700	$5.48
Forfeited and expired	(27,859)	$9.24	(6,562)	$5.28
Vested	(166,833)	$8.16	(197,046)	$7.73
Non vested at end of period	791,313	$6.01	590,174	$7.60

During the three and nine month periods ended September 30, 2023 and 2022, the Company recognized $304, $1,261, $313 and $1,385 thousand, respectively, of share-based compensation expenses related to stock options. As of September 30, 2023, the total unrecognized estimated compensation cost related to outstanding non-vested stock options was $1,347 thousand, which is expected to be recognized over a weighted average period of 1.07 years.

c)	Set forth below is data regarding the range of exercise prices and remaining contractual life for all options outstanding on September 30, 2023:

Exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding (in thousands)	No. of options exercisable
$2.69	649,883	1.67	-	649,883
$3.66	250,000	6.59	-	250,000
$4.68	48,750	6.50	-	36,563
$5.34	204,800	8.50	-	52,175
$5.34	445,792	9.14	-	69,263
$5.96	150,000	9.14	-	-
$6.22	634,177	3.75	-	634,177
$8.19	150,000	6.14	-	112,500
$8.23	12,500	8.14	-	5,000
$9.02	40,500	7.13	-	20,250
$10.12	12,126	5.18	-	12,126
$12.23	250,000	7.66	-	215,278
$14.00	50,417	7.57	-	50,417
$21.40	1,940	5.82	-	1,940
$90.16	500	1.17	-	500
	2,901,385		-	2,110,072

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2023 (UNAUDITED)

NOTE 11 – SHARE-BASED COMPENSATION (Cont.)

d)	The following table contains information concerning restricted stock units granted under the existing equity incentive plans:

	For the three months ended September 30,
	2023		2022
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value
Nonvested at beginning of period	110,578	$9.95	181,350	$10.02
Granted	223,294	$2.57	-	$-
Vested	(5,978)	$8.98	(9,352)	$8.98
Forfeited	(125)	$14.67	(563)	$14.67
Nonvested at end of period	327,769	$4.93	171,435	$9.71

	For the nine months ended September 30,
	2023		2022
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value
Nonvested at beginning of period	157,560	$9.95	229,331	$10.08
Granted	223,294	$2.57	-	$-
Vested	(52,522)	$10.02	(57,333)	$10.19
Forfeited	(563)	$14.67	(563)	$14.67
Nonvested at end of period	327,769	$4.93	171,435	$9.71

The Company estimates the fair value of restricted stock units based on the closing sales price of the Ordinary Shares on the date of grant (or the closing bid price, if no sales were reported). For the three and nine month periods ended September 30, 2023 and 2022, the Company recognized $103, $290, $158 and $570 thousand, respectively, of share-based compensation expense related to restricted stock units. Total share-based compensation expense related to restricted stock units not yet recognized as of September 30, 2023 was $796 thousand, which is expected to be recognized over a weighted average period of 0.66 years.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2023 (UNAUDITED)

NOTE 11 – SHARE-BASED COMPENSATION (Cont.)

The following table summarizes share-based compensation expenses related to grants under the existing equity incentive plans included in the statements of operations:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2023	2022	2023	2022
Research & development	$97	$208	$415	$717
General & administrative	310	263	1,136	1,238
Total	$407	$471	$1,551	$1,955

NOTE 12 – FAIR VALUE MEASUREMENT

The Company’s financial assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of September 30, 2023 and December 31, 2022:

(in thousands)	September 30, 2023
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$1,971	$1,971	$-	$-
Short term deposits	28,527	28,527	-	-
Restricted cash current	113	113	-	-
Restricted cash non-current	284	284	-	-
Total financial assets	$30,895	$30,895	$-	$-

(in thousands)	December 31, 2022
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$49,945	$49,945	$-	$-
Short term deposits	299	299	-	-
Restricted cash current	113	113	-	-
Restricted cash non-current	299	299	-	-
Total financial assets	$50,656	$50,656	$-	$-

NOTE 13 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these unaudited condensed consolidated financial statements were issued and determined that, except as set forth below, no subsequent event necessitated disclosure.

1.	In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas. The Company cannot currently predict the intensity or duration of Israel’s war against Hamas, nor can the Company predict how this war will ultimately affect its business and operations.

2.	On November 2, 2023, the Economic Department of the Tel Aviv District Court (the “Court”) approved the Company’s share repurchase program for up to an aggregate amount of $1.5 million of the Company’s outstanding Ordinary Shares, which was program was previously approved by the Board in August 2023. In the event that the Company elects to repurchase shares under the program, the Company must do so within 45 days following the Court approval, and any such repurchase is subject to compliance with applicable law.